501 W. Broadway Suite 1100 San Diego, CA 92101-3575	Tel 619.234.5000 Fax 619.236.1995 www.pillsburylaw.com

September 6, 2006

David R. Snyder

Phone: 619.544.3369

Fax: 619.236.1995

dave.snyder@pillsburylaw.com

VIA EDGAR TRANSMISSION AND

COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

ATTN: Daniel F. Duchovny, Special Counsel

Re:	PETCO Animal Supplies, Inc.

Preliminary Schedule 14A filed August 11, 2006 (File No. 000-23574)

Schedule 13E-3 filed August 11, 2006 (File No. 005-44229)

Form 10-K for fiscal year ended January 28, 2006 (File No. 0-23574)

Ladies and Gentlemen:

On behalf PETCO Animal Supplies, Inc., a Delaware corporation (the “Company”), we are submitting the following responses to the comments in the letter from Daniel F. Duchovny, Esq. of the Staff of the Securities and Exchange Commission (the “SEC”) dated August 25, 2006 (the “Comment Letter”) with respect to the above-referenced Preliminary Schedule 14A, Schedule 13E-3 and Form 10-K. Factual information contained herein is provided by the Company. For your convenience, enclosed are copies of the revised preliminary proxy statement (the “Proxy Statement”) and Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), each of which has been marked to show changes against the initial filing, that are being filed with the SEC today. Please note the numbered items below correspond to the number of the corresponding comment (set forth in italics below) from the Comment Letter.

Schedule 13E-3

1.	We note that John Danhakl is both a director of the company and a partner in Leonard Green & Partners, one of the entities that, indirectly, is acquiring the company. Please include Mr. Danhakl as a filing person in the Schedule 13E-3.

Response: Mr. Danhakl has been added as a filing person and all of the information required by Schedule 13E-3 with respect to Mr. Danhakl has been provided. Please see the revised disclosure in the following sections of the Proxy Statement in response to this comment: “Special Factors—Purposes and Reasons of Mr. Danhakl and the Leonard Green Entities and TPG Entities for the Merger,” “—Positions of Mr. Danhakl and the Leonard Green Entities and TPG Entities Regarding the Fairness of the Merger,” “—Certain Effects of the Merger,” and “The Transaction Participants.”

U.S. Securities and Exchange Commission

September 6, 2006

2.	Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for Mr. Danhakl. For example, include a statement as to whether Mr. Danhakl believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different that those of the company, and this fact should be reflected in the disclosure. In addition, be sure that Mr. Danhakl signs the Schedule 13E-3 in his individual capacity.

Response: Please see our response to comment 1.

Item 3. Identity and Background of Filing Person

3.	Please disclose the information under sub-item (c) in the document to be delivered to security holders. Refer to Rule 13e-3(e)(1).

Response: The disclosure has been added to the Proxy Statement sections titled “The Transaction Participants—Business and Background of Natural Persons Related to PETCO Animal Supplies, Inc.” and “—Business and Background of Natural Persons Related to the Leonard Green Entities and TPG Entities.” An appropriate cross reference has been added to the Schedule 13E-3.

4.	With respect to your disclosure in the paragraph (c) of this Item, please tell us why you need to qualify your disclosure by limiting it to your knowledge. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Apply this comment to the section “Relationship Between Us and Leonard Green and TPG” in the proxy statement.

Response: The knowledge qualifier has been deleted from the disclosure in “Special Factors—Relationships Between Us and Leonard Green and TPG,” “The Transaction Participants—Business and Background of Natural Persons Related to PETCO Animal Supplies, Inc.,” and “—Business and Background of Natural Persons Related to Leonard Green Entities and TPG Entities.”

Preliminary Schedule 14A

General

5.	Please fill in the blanks in the proxy statement.

Response: The disclosure in the Proxy Statement has been revised so that all blanks have been completed, with the exception of those items which will be completed upon filing the definitive proxy statement.

Summary Term Sheet

6.	We note your disclosure here and elsewhere in the proxy statement that the board of directors determined that “the merger is fair to, and in the best interests of our stockholders (other that GEI IV).” Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

Response: We have revised the disclosure in the “Summary Term Sheet” and throughout the Proxy Statement to clarify that all stockholders other than GEI IV are deemed to be “unaffiliated stockholders,” and we

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U.S. Securities and Exchange Commission

September 6, 2006

have used the term “unaffiliated stockholders” in the “Summary Term Sheet” and throughout the Proxy Statement to identify stockholders other than GEI IV.

Special Factors, page 6

7.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise the proxy statement to include this information in a “Special Factors” section in the beginning of the document.

Response: The “Special Factors” section has been moved up in the Proxy Statement to follow immediately the “Questions and Answers About the Merger” section in response to this comment. The section titled “Introduction” has been deleted, and the section formerly titled “The Companies” has been revised and renamed “The Transaction Participants” and moved back in the Proxy Statement to follow the section titled “The Merger Agreement.”

8.	Please provide the disclosure required of the company by Item 1013(b)-(c) of Regulation M-A. In this respect, please disclose the reasons for undertaking the transaction at this time and whether any strategic alternative to an acquisition were ever discussed. As appropriate, expand your disclosure to address all alternatives considered and fully discuss why each alternative was rejected. Discuss the benefits and the risks associated with each alternative, and indicate why the alternatives were deemed inferior to the going-private merger. Your revised disclosure must include the alternatives considered by all filing persons.

Response: We have revised the disclosure in the following sections of the Proxy Statement to clarify the reasons why the transaction was undertaken at this time and to identify clearly the strategic alternatives considered: “Special Factors—Background of the Merger,” “—Purposes and Reasons of Mr. Danhakl and the Leonard Green Entities and TPG Entities for the Merger,” and “—Positions of Mr. Danhakl and the Leonard Green Entities and TPG Entities Regarding the Fairness of the Merger.”

Background of the Merger, page 6

9.	Please describe here the scope of and limitations on the special committee’s authority with respect to this transaction. For example, did the special committee have the authority to reject an acquisition proposal?

Response: The disclosure in “Special Factors—Background of the Merger” has been revised to describe further the scope of the Independent Committee’s authority with respect to considering any transaction.

10.	We note that at varying times during the special committee’s consideration of the two proposals, UBS provided updates and valuations, and made presentations to the special committee to assist it in its consideration of the proposals received. Please provide us with supplemental copies of any materials prepared by UBS in connection with its fairness opinion, including any “board books,” draft fairness opinions provided to your special committee or board of directors and any summaries of presentations made to the special committee. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by UBS, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize all the presentations made by UBS, if any, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

Pillsbury Winthrop Shaw Pittman LLP

U.S. Securities and Exchange Commission

September 6, 2006

Response: In addition to its July 13, 2006 presentation to the Independent Committee, UBS presented some preliminary information to the Independent Committee on May 8, 2006, which was based on an initial attempt by the Company’s management, following receipt of the two proposals to acquire the Company from interested parties (as noted in the Proxy Statement) and during a period of limited duration and resources, to prepare long-term financial projections for the Company. As is noted in the Proxy Statement, promptly following the May 8 meeting, members of the Independent Committee worked with members of the Company’s management in an extensive and detailed process to prepare long-term financial projections that would reflect an appropriately considered view of the Company’s prospects, especially focusing on examining various aspects of the Company’s cost structure and other means of achieving increased profitability, notwithstanding various factors affecting the Company’s business (including positioning and pricing strategy relative to sources of competition, consumer trends influencing and affecting targeted customers and the impact of forces such as rising interest rates, commodity prices and inflationary pressure). Accordingly, the Company respectfully submits that UBS’ May 8 presentation, which was presented to the Independent Committee solely as preliminary information (and, as noted above, was based on management’s initial attempt to prepare long-term financial projections), is neither material nor relevant to an investor’s consideration of the transaction (and, in fact, could be misleading). As the Proxy Statement notes, a draft of long-term financial projections was eventually completed, with a reference date of June 15, 2006, and that draft was made available to each of the interested parties (as well as UBS and the entirety of the Independent Committee). The July 13, 2006 UBS presentation, which was based on the June 15, 2006 draft of the Company’s long-term financial projections, (i) entirely superseded the preliminary May 8, 2006 presentation, (ii) includes all relevant slides and data analysis, (iii) is the report that the Independent Committee accepted as UBS’ analysis based upon appropriate long-term financial projection information provided by the Company, and (iv) is the report upon which the Independent Committee relied in considering, and making its recommendation regarding, the proposed merger. Based upon the foregoing, no additional disclosure regarding UBS’ May 8 presentation has been provided. However, we have provided the Staff with a copy of the May 8, 2006 UBS presentation as supplemental information.

11.	Please explain the concept of a “post-signing market check,” as disclosed at the end of the first full paragraph on page 8.

Response: The disclosure in “Special Factors—Background of the Merger” has been revised to clarify that the “post-signing market check” is the time period after execution of the definitive merger agreement during which the Independent Committee could actively solicit potentially superior proposals.

Fairness of the Merger, page 20

12.	We note that the board “joined in” the special committee’s conclusions regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise accordingly.

Response: The disclosure in “Special Factors—Fairness of the Merger; Recommendation of Our Board of Directors” has been revised to reflect that the Board expressly adopted the analysis and discussion of the Independent Committee regarding the fairness of the transaction.

13.

Revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for your fairness determination in accordance with Item 1014(b) of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated security holders (i.e., how each factor was analyzed) is

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inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). For example, refer to the first bullet point on page 20: what specifically about your financial performance and results of operations, prospects and long-term strategy, etc. assisted the special committee in making its fairness determination?

Response: The disclosure in “Special Factors—Fairness of the Merger; Recommendation of Our Board of Directors” has been revised to provide a discussion of how each material factor that formed a basis for the Independent Committee’s fairness determination related to the Independent Committee’s determination.

14.	See our comment above. Please also address how any filing person relying on the UBS opinion was able to reach the fairness determination as to unaffiliated security holders given that the UBS fairness opinion addressed fairness with respect to security holders other than the GEI IV, TPG V and their affiliates, rather than all security holders unaffiliated with the company.

Response: The disclosure has been revised throughout the document to clarify that stockholders other than GEI IV are referred to as the “unaffiliated stockholders.” Supplementally, we advise the Staff that as set forth in the merger agreement, GEI IV is the only party affiliated with Rover Holdings Corp. (the “Buyer”) the Buyer in this transaction that owns shares of the Company’s common stock. TPG and its affiliates own no shares of the Company’s common stock. The Independent Committee and Board determined, in part based on the UBS opinion, that the transaction was fair to the unaffiliated stockholders, which are all stockholders other than GEI IV.

Opinion of Independent Committee’s Financial Advisor, page 26

15.	Please disclose the financial projections to UBS on May 8 and June 15, 2006.

Response: The disclosure has been revised to include the June 15, 2006 financial projections provided to UBS (as well as to the Buyer, the Industry Party (as defined in the Proxy Statement) and the entirety of the Independent Committee), in “Special Factors—Financial Projections.” For reasons noted above in response to comment 10, the Company respectfully submits that the May 8, 2006 financial projections are not material or relevant to an investor’s understanding or consideration of the transaction. The May 8 projections were disclosed only to UBS, as financial advisor to the Independent Committee, for purposes of preliminary discussions with the Independent Committee. No opinion or position by any person or entity was based on the May 8 projections. The Company respectfully submits that disclosure of the May 8 draft preliminary financial projections would imply that such projections had been relied upon by the Independent Committee and could be misleading to stockholders in evaluating the merger transaction. The Company has provided a copy of the May 8 financial projections to the Staff as supplemental information.

16.	Please revise to disclose the data underlying the results described in this analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the equity values, enterprise values, sales and EBITDA information for each comparable company that is the basis for the multiples disclosed on page 30 with respect to the Selected Public Companies Analysis, (ii) the transaction date and data from each transaction that resulted in the multiples disclosed on page 32 with respect to the Selected Precedent Transaction Analysis, and (iii) the company’s projected results that were used in conducting the Discounted Cash Flows Analysis. Include also a description of how each analysis’ results compare with the per share consideration offered to the company’s security holders.

Response: We have revised the disclosure in “Special Factors—Opinion of Independent Committee’s Financial Advisor; Selected Public Companies Analysis” and “—Selected Precedent Transactions Analysis” in response to this comment to disclose the information that was reviewed with the Independent Committee. In

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addition, we have provided the dates that the transactions included in the “Selected Precedent Transactions Analysis” section were announced. Additional disclosure has been added to refer to the projected results in “Special Factors—Financial Projections” that were used in conducting the discounted cash flow analysis. With respect to the request to include a description of how each analysis’ results compare with the per share consideration offered to the Company’s stockholders, we respectfully refer the Staff to the narrative disclosure explaining the tabular disclosures in the “Selected Public Companies Analysis” section and the “Selected Precedent Transaction Analysis” section, in which we explain that the tabular data is compared to the corresponding multiples implied in the merger based on the merger consideration of $29.00 per share. Similarly, we note that the narrative disclosure explaining the tabular data included in the “—Discounted Cash Flow Analysis” section describes how the tables compare (1) the implied per share equity reference range directly to the merger consideration of $29.00 per share and (2) the reference range of implied estimated 2006 EBITDA multiples to the Company’s implied estimated 2006 EBITDA multiples based on the merger consideration of $29.00 per share.

17.	Refer to the Discounted Cash Flow Analysis. Please explain how UBS determined that discount rates of 12.5%-14.5% and EBITDA multiples of 5.0x-7.0x were the most appropriate indicators of value. Disclose the industry averages.

Response: The disclosure in “Special Factors—Opinion of Independent Committee’s Financial Advisor; Discounted Cash Flow Analysis” has been revised in response to this comment.

18.	We note your disclosure that UBS and its affiliates have, in the past, provided services to you. Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A.

Response: The disclosure in “Special Factors—Opinion of Independent Committee’s Financial Advisor” has been revised to clarify that UBS and its affiliates have not provided services to the Company in the past two years. As a consequence, we believe no additional disclosure is required.

19.	We note your disclosure that UBS and its affiliates have in the past provided services to Leonard Green, TPG or their affiliates. Please describe in greater detail any material relationship that existed during the past two years and any compensation received or to be received as a result of that relationship between UBS or its affiliates and any of the filing persons listed above.

Response: The disclosure in “Special Factors—Opinion of Independent Committee’s Financial Advisor” has been modified to reflect that UBS and its affiliates have not provided services to Leonard Green, TPG or their affiliates in the past two years other than (i) services that may have been performed for companies in which Leonard Green, TPG or their affiliates have an ownership interest and (ii) services provided to TPG or its affiliates in connection with mergers and acquisition advisory services and equity trading services. The Company has disclosed the complete details with respect to the material relationships between UBS and its affiliates and the Company and its affiliates in compliance with Item 1015(b)(4) of Regulation M-A. Please note that, although the Company does not consider TPG to be an affiliate, the Company has provided additional disclosure as to services provided by UBS and its affiliates to TPG in the last two years.

Certain Effects of the Merger, page 33

20.	Please disclose the effective per share price paid by GS Mezzanine Partners in connection with that party’s $50 million equity acquisition given the stated ownership resulting from that investment of 6.54%.

Response: The Company respectfully submits that the effective per share price to be paid by GS Mezzanine Partners for its purchase of securities of Buyer is not a useful data point for the Company’s stockholders and may cause confusion due to the lack of similarity in the capitalization and leverage of the Company on a pre- and post-closing basis. Because the Company will be very highly leveraged post-closing, the per share purchase price

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for GS Mezzanine Partner’s pre-closing investment in Buyer is not a meaningful comparison because of the fundamentally different capitalization and leverage structure of the Company. As a consequence, no additional disclosure has been made.

Financing for the Merger, page 36

21.	Please provide the disclosure required by Item 1007(d)(2) of Regulation M-A.

Response: The disclosure in “Special Factors—Financing for the Merger; Source and Amount of Funds” has been revised to reflect that there are no current plans or arrangements to finance or repay the debt financing arrangements.

22.	Refer to the fifth bullet point on page 38. Please disclose whether any event having a material adverse effect on the company has occurred between January 28, 2006 and the date of the proxy statement.

Response: Disclosure has been added to “Special Factors—Financing for the Merger; Source and Amount of Funds; Debt Financing” to reflect that no event having a material adverse effect on the Company has occurred between the end of its last fiscal year and the date of the proxy statement.

Interest of Officers and Directors in the Merger, page 40

23.	Please quantify Mr. Danhakl’s interest in the company following the merger.

Response: The disclosure in “Special Factors—Certain Effects of the Merger” has been revised to reflect Mr. Danhakl’s interest in the Company post-closing.

24.	Under the caption “Employment Agreements,” please disclose the base salary upon which a change of control payment would be made for each individual listed in this section.

Response: The disclosure in “Special Factors—Interests of Officers and Directors in the Merger” has been revised to include the base salary upon which a change of control payment would be made for each individual noted.

Material U.S. Federal Income Tax Consequences of the Merger, page 44

25.	Delete the references to this discussion being for “general information only.” Security holders are entitled to rely upon the discussion.

Response: The disclosure in “Special Factors—Material U.S. Federal Income Tax Consequences of the Merger” has been revised to delete the references to “general information only.”

Summary Financial Information, page 66

26.	We note that you have incorporated by reference the financial statements for the year ended January 28, 2006 and for the quarter ended April 29, 2006 and that you included in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. Please revise your disclosure to provide the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A. Also, provide the book value as of the date of your most recent balance sheet, as required by Item 1010(c)(5).

Response: The disclosure in “Summary Financial Information” has been revised to include the ratio of earnings to fixed charges and book value as noted in this comment.

27.	The pro forma data set forth in paragraphs (b) and (c)(6) of Item 1010 is also required. Please provide it or tell us your basis for not doing so.

Pillsbury Winthrop Shaw Pittman LLP

U.S. Securities and Exchange Commission

September 6, 2006

Response: The Company respectfully submits that the pro forma financial data is not material or relevant to a stockholder’s consideration of the merger transaction because, following the merger, none of the Company’s existing stockholders (other than GEI IV) will have a continuing interest in the Company and the Company will be a highly-leveraged private company whose financial statements will not be comparable to those of the current public company. Moreover, the additional debt being incurred in connection with the merger transaction has been committed on terms and conditions only available to the Buyer in the current merger transaction, and the Company could not obtain such terms, or enter into any comparable transaction, on a stand-alone (or status quo) basis. As a consequence, no additional disclosure has been included.

Where You Can Find More Information, page 70

28.	Refer to the third paragraph in this section. Note that Schedule 14A does not specifically permit general “forward incorporation” of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

Response: The disclosure in “Where You Can Find More Information” has been revised to delete reference to incorporation of documents filed in the future.

Forward-Looking Statements, page 69

29.	We note your reference to the Private Securities Litigation Reform Act of 1995 in this section. The safe harbor for forward looking statements provided in the Reform Act does not apply to statements made in connection with a going private transaction. See Sec. 21E(b)(1)(E) of the Securities Exchange Act of 1934. Revise your proxy statement to delete the reference to the Reform Act, or revise to state explicitly that is [sic] safe harbor provisions do not apply in the context of this transaction.

Response: The reference to the Private Securities Litigation Reform Act of 1995 in the “Forward-Looking Statements” section has been deleted.

30.	We note the disclaimer that you do not undertake any obligations to update the forward-looking statements. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please revise accordingly.

Response: The disclosure in “Forward-Looking Statements” has been revised to clarify that updates to forward-looking information will be made as required by law.

Form of Proxy

31.	Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response: The proxy card has been marked as a “Preliminary Copy.”

Form 10-K for the Fiscal Year Ended January 28, 2006

Exhibits 31.1 and 31.2

32.	Please confirm that in future filings, you will remove the titles of the chief executive and chief accounting officers from the first sentence of the certifications. Certifications should read exactly as set forth in Item 601(b)(31) of Regulation S-K.

Pillsbury Winthrop Shaw Pittman LLP

U.S. Securities and Exchange Commission

September 6, 2006

Response: On behalf of the Company, we confirm that in future filings, the Company will remove the titles of the chief executive and chief accounting officers from the first sentence of the certifications.

In connection with the foregoing responses, we are also providing supplementary statements from the Company and the Schedule 13E-3 filing persons acknowledging that they are each responsible for the adequacy and accuracy of the disclosure in their respective filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing provides a complete response to the Comment Letter, but please do not hesitate to contact me with any questions or comments. The Company is interested in finalizing the Proxy Statement as soon as possible, and we would appreciate the Staff’s response to this filing as soon as practicable.

Very truly yours,

/s/ David R. Snyder
David R. Snyder

Pillsbury Winthrop Shaw Pittman LLP

Enclosures

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